Filed by Tim Hortons Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Company: Tim Hortons Inc.; Burger King Worldwide, Inc.

Commission File No.: 001-32843, 001-35511

S-4 File No.: 333-198769

The following communication was sent by Tim Hortons Inc. on November 19, 2014 to certain of its employees:

Tim Hortons shares held through Employee Direct Share Purchase Plan (Computershare)

The proposed transaction between Tim Hortons Inc. and Burger King Worldwide, Inc. contemplates that all common shares of Tim Hortons (“Tim Hortons Shares”) will be exchanged pursuant to a plan of arrangement (“Arrangement”) for cash and/or newly-issued common shares of the new company and Tim Hortons Shares will be delisted from the Toronto Stock Exchange and the New York Stock Exchange. The Arrangement will affect any Tim Hortons Shares you may hold at Computershare or any brokerage firm.

Employees who hold shares with Computershare will receive a package by mail, at the address that Computershare has on record. The information provided in the package will outline the implications of the Arrangement for your holdings and describe the choices available to you.

If you do not receive your package by mail by November 21, 2014, you should contact Computershare directly at 1-800-697-8078 to request a duplicate package.

In the package, you will be asked to elect the consideration you prefer with respect to the exchange of your Tim Hortons Shares. If you have any questions regarding this election after reading the information in the package, please contact Computershare directly at 1-800-697-8078.

Actions Tim Hortons détenues dans le cadre du Régime d’achat d’actions pour les employés (Computershare)

La transaction proposée entre Tim Hortons Inc et Burger King Worldwide Inc. prévoit que toutes les actions ordinaires de Tim Hortons (les « actions de Tim Hortons ») seront négociées en vertu d’un plan d’entente (« entente ») en espèces et (ou) en nouvelles actions ordinaires émises par la nouvelle entreprise, alors que les actions ordinaires de Tim Hortons seront radiées de la Bourse de Toronto et de la Bourse de New York. Cette entente touchera toutes les actions de Tim Hortons que vous détenez avec Computershare ou une maison de courtage.

Les employés détenant des actions avec Computershare recevront une trousse par la poste à l’adresse indiquée dans les archives de Computershare. L’information contenue dans cette trousse expliquera les tenants et les aboutissants de l’entente en ce qui a trait à vos actions ainsi que les options qui s’offrent à vous.

Si vous ne recevez pas la trousse d’ici le 21 novembre 2014, communiquez directement avec Computershare au 1 800 697-8078 afin de demander un nouvel exemplaire de la trousse.

Dans la trousse, vous devrez choisir vos préférences en ce qui concerne la négociation de vos actions Tim Hortons. Si, après avoir lu les renseignements contenus dans la trousse, vous avez des questions à l’égard du choix que vous devez faire, veuillez communiquer directement avec Computershare au 1 800 697-8078.

Forward-Looking Statements

This communication includes forward-looking statements which constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are often identified by the words “may,” “might,” “believes,” “thinks,” “anticipates,” “plans,” “expects,” “intends” or similar expressions and include statements regarding (1) expectations regarding whether a transaction will be consummated, including whether conditions to the consummation of the transactions will be satisfied, or the timing for completing the transactions, (2) expectations for the effects of the transactions or the ability of the new company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, and (3) expectations for other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company.

These forward-looking statements are subject to inherent risks and uncertainties and are based on numerous assumptions which may prove incorrect and which could cause actual results or events to differ materially from the forward-looking statements. Such assumptions include, but are not limited to, the assumptions set forth in this communication, as well as (a) that the transactions will be completed in accordance with the terms and conditions of the arrangement agreement and plan of merger and on the timelines contemplated by the parties thereto, (b) that court, shareholder, stock exchange and other regulatory approvals will be obtained on the basis and timelines anticipated by the parties, (c) that the securities of 9060669 Canada Inc. (“Holdings”) and New Red Canada Limited Partnership (“Partnership”) will be approved for listing on the New York Stock Exchange and/or the Toronto Stock Exchange, as applicable, and (d) that the other conditions to the closing of the transactions will be satisfied.

These forward-looking statements may be affected by risks and uncertainties in the business of Burger King and Tim Hortons and market conditions, including that the assumptions upon which the forward-looking statements in this report are based may be incorrect in whole or in part. These forward-looking statements are qualified in their entirety by cautionary statements and risk factor disclosure contained in filings made by Burger King and Tim Hortons with the U.S. Securities and Exchange Commission, including Burger King’s annual report on Form 10-K for the year ended December 31, 2013 and Tim Hortons annual report on Form 10-K for the year ended December 29, 2013. Both Burger King and Tim Hortons wish to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in or implied by any forward-looking statement made by or on behalf of Burger King or Tim Hortons, including that transactions may not be consummated on the timelines anticipated by Burger King and Tim Hortons or at all. Except as required by law, neither Burger King nor Tim Hortons undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transactions, Holdings and Partnership filed with the SEC a Registration Statement on Form S-4, which includes a joint information statement/circular of Burger King and Tim Hortons and that also constitutes a prospectus of Holdings and Partnership in connection with the proposed transactions. The Registration Statement was declared effective by the SEC on November 5, 2014. The joint information statement/circular has also been filed with the Canadian securities regulators and is being mailed to holders of Tim Hortons common shares. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT INFORMATION STATEMENT/CIRCULAR AND ALL OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TIM HORTONS, BURGER KING, HOLDINGS, PARTNERSHIP AND THE PROPOSED TRANSACTIONS. Investors and security holders are also able to obtain these materials and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov, and at the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. In addition, a copy of the joint information statement/circular may be obtained free of charge from Tim Hortons internet website for investors www.timhortons-invest.com, or from Burger King’s investor relations website at http://investor.bk.com. Investors and security holders may also read and copy any reports, statements and other information filed by Tim Hortons or Burger King, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Certain Information Regarding Participants

Tim Hortons, Burger King, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding Tim Hortons directors and executive officers is available in its management proxy circular filed by Tim Hortons on the SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar.com on March 21, 2014 in connection with its 2014 annual meeting of shareholders, and information regarding Burger King’s directors and executive officers is available in its proxy statement filed with the SEC by Burger King on April 2, 2014 in connection with its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint information statement/circular and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.

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